Mail Stop 6010

September 21, 2007

Daniel C. Staton
President and Chief Executive Officer
Enterprise Acquisition Corp.
6800 Broken Sound Parkway
Boca Raton, Florida 33487

> **Re: Enterprise Acquisition Corp.**
> **Registration Statement on Form S-1, Amendment 1**
> **Filed September 6, 2007**
> **File No. 333-145154**

Dear Mr. Staton:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Risk Factors, page 16

1. We note your response to comment 2. Since you refer in various parts of the filing to Staton Bell Blank Check LLC's indemnification obligation, the fact that you do not have an agreement directly with this entity seems material. Please either provide a new risk factor addressing this issue or provide a supplemental analysis under state law explaining how the agreements with the principals will bind Staton Bell Blank Check LLC.

<u>Our officers and directors will allocate their time to other businesses . . . , page 23</u>

2. We note your response and revisions pursuant to comment 17.

- Rather than cross-referencing the "Management – Directors and Executive Officers" section, please briefly describe within this risk factor the business activities of the officers and directors.
- Please state the approximate number of hours per week the officers and directors are currently devoting to your company.

<u>Our initial stockholders, including our officers and directors, control . . . , page 27</u>

3. We note your response to comment 20. Please include a new, separate risk factor stating that you do not plan to hold an annual meeting prior to the consummation of a business combination. The risk factor should state that you will not be complying with section 211(b) of the Delaware General Corporation Law, which states, "Unless directors are elected by written consent in lieu of an annual meeting as permitted by this subsection, an annual meeting of stockholders shall be held for the election of directors . . . ." It should also state that if shareholders want an annual meeting prior to a business combination, they will need to force one by submitting an application to the Delaware Court of Chancery. Although we understand from your response that a failure to hold an annual meeting generally does not forfeit corporate actions, it seems material for investors to know that they will not have an opportunity to vote for directors or any other corporate matters.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Vanessa Robertson at (202) 551-3649 or James Atkinson at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Bradley D. Houser, Esq.
       Akerman Senterfitt
       One Southeast Third Avenue, 25th Floor
       Miami, Florida 33131